

Seth Schlessel, Esq. · 2nd

Attorney at Schlessel Law PLLC

New York, New York, United States · Contact info

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Schlessel Law PLLC

Experience

Attorney
Schlessel Law PLLC · Full-time
Aug 2019 – Present · 2 yrs 5 mos
New York, United States

Skilled Corporate Attorneys, who specializes as in-house/outside counsel for corporate and start-up companies as well as individuals within the sports and entertainment industry and estate planning (ie. Wills, Trusts, Medicaid, Etc.) . Our expertise are in the healthcare, sports and entertainment, and start-up industries.

CEO/ NFL Agent
Schlessel Sports Management (S.S.M)
Aug 2014 – Present · 7 yrs 5 mos

Real Estate Closing Attorney
Walsh Markus McDougal & Debellis llp
Jan 2016 – Mar 2018 · 2 yrs 3 mos

Counsel, PR and Marketing
BG Sports and Entertainment
May 2012 – May 2016 · 4 yrs 1 mo

Legal Intern
Touro Law Center
Jan 2012 – Jun 2012 · 6 mos
Central Islip, New York

Show 3 more experiences

Education

Touro College Jacob D. Fuchsberg Law Center
Juris Doctorate Degree, Touro Law
2011 – 2013

Admitted to New York Bar
Activities: President, Touro Law School Entertainment and Sports Law Society

Yeshiva University
Bachelor of Arts, Sociology and Basic Business
2005 – 2009

Captain, Yeshiva University Division III Soccer team
Sports Council, Represented the Soccer team on the Yeshiva University Council